UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
EXTERRAN CORPORATION
 (Name of Issuer)
Common Stock, par value $0.01 per share
 (Title of Class of Securities)
30227H106
 (CUSIP Number)
Jon Wasserman, Esq.
Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227H106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,631,691

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,631,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,631,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30227H106	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,849,806

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,849,806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,849,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30227H106	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”) whose principal executive office is located at 4444 Brittmoore Road, Houston, Texas 77041.  This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on March 10, 2016, as amended by Amendment No. 1 on November 14, 2018 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 1, Fund C acquired 370,623 shares of Common Stock for a total purchase price of approximately $8,099,458.  The funds used in the acquisition of these shares of Common Stock were obtained from the working capital of Fund C

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) There were 36,153,310 shares of Common Stock outstanding as of October 30, 2018, as reported by the Issuer on its Form 10-Q for the quarterly period ended September 30, 2018.

As of December 14, 2018, Chai Trust may be deemed to beneficially own a total of 4,631,691 shares of Common Stock, representing approximately 12.81% of the outstanding Common Stock.  This amount includes:  (i) 447,567 shares of Common Stock held by Fund 05-07, which represent approximately 1.24% of the outstanding Common Stock; (ii) 332,327 shares of Common Stock held by Fund 08-10, which represent approximately 0.92% of the outstanding Common Stock; (iii) 908,742 shares of Common Stock held by Fund 11-13, which represent approximately 2.51% of the outstanding Common Stock; (iv) 1,849,806 shares of Common Stock held by Fund B, which represent approximately 5.12% of the outstanding Common Stock; and (v) 1,093,249 shares of Common Stock held by Fund C, which represent approximately 3.02% of the outstanding Common Stock.

(c) A description of the transactions in the Common Stock since the filing of Amendment No. 1 on November 14, 2018, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit E.

(d) Each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B or Fund C, respectively.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit E:  Schedule of Transactions, in response to Item 5(c)

CUSIP No. 30227H106	SCHEDULE 13D	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

EGI-FUND B, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

December 14, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 30227H106	SCHEDULE 13D	Page 6 of 7 Pages

EXHIBIT E

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
Fund C	11/23/2018	Purchase	38,600	$21.9160 (1)
Fund C	11/26/2018	Purchase	28,057	$22.3844 (2)
Fund C	11/27/2018	Purchase	58,247	$22.4753 (3)
Fund C	11/28/2018	Purchase	16,177	$22.4209 (4)
Fund C	11/29/2018	Purchase	25,590	$22.4930 (5)
Fund C	11/30/2018	Purchase	43,812	$22.4460 (6)
Fund C	12/6/2018	Purchase	10,640	$21.2612 (7)
Fund C	12/7/2018	Purchase	50,000	$21.6386 (8)
Fund C	12/10/2018	Purchase	58,500	$21.0018 (9)
Fund C	12/11/2018	Purchase	20,000	$20.8195 (10)
Fund C	12/13/2018	Purchase	21,000	$21.0237 (11)

(1)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 23, 2018, within a $1.00 range. The actual prices for these transactions range from $21.495 to $22.00, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in footnotes (1) through (11) to this Exhibit E.

(2)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 26, 2018, within a $1.00 range. The actual prices for these transactions range from $22.26 to $22.50, inclusive.

(3)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 27, 2018, within a $1.00 range. The actual prices for these transactions range from $22.41 to $22.50, inclusive.

(4)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 28, 2018, within a $1.00 range. The actual prices for these transactions range from $22.29 to $22.50, inclusive.

(5)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 29, 2018, within a $1.00 range. The actual prices for these transactions range from $22.47 to $22.50, inclusive.

(6)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 30, 2018, within a $1.00 range. The actual prices for these transactions range from $22.20 to $22.50, inclusive.

(7)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on December 6, 2018, within a $1.00 range. The actual prices for these transactions range from $20.95 to $21.55, inclusive

(8)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on December 7, 2018, within a $1.00 range. The actual prices for these transactions range from $21.32 to $22.00, inclusive

CUSIP No. 30227H106	SCHEDULE 13D	Page 7 of 7 Pages

(9)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on December 10, 2018, within a $1.00 range. The actual prices for these transactions range from $20.60 to $21.30, inclusive

(10)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on December 11, 2018, within a $1.00 range. The actual prices for these transactions range from $20.70 to $21.06, inclusive.

(11)
This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on December 13, 2018, within a $1.00 range. The actual prices for these transactions range from $20.935 to $21.05, inclusive.